SELECT*LIFE III

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company
and its
Select*Life Variable Account

Supplement Effective as of May 1, 2009

This supplement updates and amends certain information contained in your prospectus dated
May 1, 2001, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus
for future reference.

_____

IMPORTANT INFORMATION REGARDING
FUND NAME CHANGES

Effective May 1, 2009, certain of the Funds available through the Select*Life Variable Account will change their names as follows:

Former Fund Name	Current Fund Name
ING Columbia Small Cap Value II Portfolio	ING Columbia Small Cap Value Portfolio
ING Global Real Estate Portfolio	ING Clarion Global Real Estate Portfolio
ING Julius Baer Foreign Portfolio	ING Artio Foreign Portfolio
ING Legg Mason Value Portfolio	ING Growth and Income Portfolio II
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio	ING U.S. Bond Index Portfolio
ING Opportunistic LargeCap Value Portfolio [1]	ING Opportunistic LargeCap Portfolio
ING PIMCO Core Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING Van Kampen Real Estate Portfolio [1]	ING Clarion Real Estate Portfolio
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio
ING VP Index Plus LargeCap Portfolio	ING Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio	ING Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio	ING Index Plus SmallCap Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP International Value Portfolio [1]	ING International Value Portfolio
ING VP MidCap Opportunities Portfolio [1]	ING MidCap Opportunities Portfolio
ING VP SmallCap Opportunities Portfolio	ING SmallCap Opportunities Portfolio
ING VP Strategic Allocation Conservative Portfolio [1]	ING Strategic Allocation Conservative Portfolio
ING VP Strategic Allocation Growth Portfolio [1]	ING Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Moderate Portfolio [1]	ING Strategic Allocation Moderate Portfolio

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[1] On April 28, 2006, the Sub-Account that invested in this Fund was closed to new investors and to new investments by existing investors.

NOTICE OF UPCOMING FUND MERGERS

Effective July 20, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
ING American Century Large Company Value Portfolio [2]	ING T. Rowe Price Equity Income Portfolio
ING JPMorgan Value Opportunities Portfolio	ING Russell[TM] Large Cap Value Index Portfolio
ING Neuberger Berman Partners Portfolio	ING Russell[TM] Large Cap Index Portfolio
ING Oppenheimer Main Street® Portfolio	ING Russell[TM] Large Cap Index Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell[TM] Large Cap Growth Index Portfolio

Effective August 10, 2009 (the "Merger Effective Date"), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
ING AllianceBernstein Mid Cap Growth Portfolio	ING Russell[TM] Mid Cap Growth Index Portfolio
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

IMPORTANT INFORMATION REGARDING THE
UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a Sub-Account that invests in a Disappearing Fund to any other available Sub-Account or to the Fixed Account. **See the "Transfers" section beginning on page 34 of your Policy prospectus for information about making Sub-Account transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a Sub-Account that invests in a Disappearing Fund will automatically become an investment in the Sub-Account that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a Sub-Account corresponding to a Disappearing Fund will be automatically allocated to the Sub-Account corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050 or www.ingservicecenter.com. **See the "Transfers" section beginning on page 34 of your Policy prospectus for information about making allocation changes.**
- After the Merger Effective Date, the Sub-Accounts that invest in the Disappearing Funds will no longer be available through your Policy.
- You will not incur any fees or charges or any tax liability because of the mergers, and your Accumulation Value immediately before the mergers will equal your Accumulation Value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Funds in future supplements to the Policy prospectus.
- **Because of the upcoming Fund mergers, the following Funds will be added, effective May 1, 2009, to your Policy as available investment options:**
  - ING Growth and Income Portfolio
  - ING International Index Portfolio
  - ING Russell[TM] Large Cap Growth Index Portfolio
  - ING Russell[TM] Large Cap Index Portfolio
  - ING Russell[TM] Large Cap Value Index Portfolio
  - ING Russell[TM] Mid Cap Growth Index Portfolio

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[2] On April 28, 2006, the Sub-Account that invested in this Fund was closed to new investors and to new investments by existing investors.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICY

Effective May 1, 2009, Sub-Accounts which invest in the following Funds are available through the Policy:

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP *Contrafund*® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING Artio Foreign Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Clarion Global Real Estate Portfolio (Class S)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING Focus 5 Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I) [4]
- ING Global Resources Portfolio (Class I)
- ING Growth and Income Portfolio II (Class I)
- ING Index Plus International Equity Portfolio (Class S)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING LifeStyle Aggressive Growth Portfolio (Class I) [4]
- ING LifeStyle Growth Portfolio (Class I) [4]
- ING LifeStyle Moderate Growth Portfolio (Class I) [4]
- ING LifeStyle Moderate Portfolio (Class I) [4]
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class I)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING PIMCO Total Return Bond Portfolio (Class I)
- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class I)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value Portfolio (I Class)
- ING JPMorgan Mid Cap Value Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus LargeCap Portfolio (Class I)
- ING Index Plus MidCap Portfolio (Class I)
- ING Index Plus SmallCap Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell™ Large Cap Growth Index Portfolio (Class I)
- ING Russell™ Large Cap Index Portfolio (Class I)
- ING Russell™ Large Cap Value Index Portfolio (Class I)
- ING Russell™ Mid Cap Growth Index Portfolio (Class I)
- ING Russell™ Small Cap Index Portfolio (Class I)
- ING U.S. Bond Index Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

More information about these Funds is contained in the tables below.

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[4]   This Fund is structured as a "Fund of Funds." A Fund structured as a "Fund of Funds" may have higher fees and expenses than a Fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying Funds in which it invests. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Funds available through the Policy. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated investment objectives of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by allocating Accumulation Value to the Sub-Accounts that invest in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in common stocks.
American Funds – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC, BlackRock Asset Management U.K. Limited	The Fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: AllianceBernstein, L.P.	Seeks long-term growth of capital.
ING Artio Foreign Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Artio Global Management LLC	Seeks long-term growth of capital.
ING BlackRock Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks to provide investors with high total return consisting of capital appreciation and current income.
ING Evergreen Health Sciences Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Focus 5 Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.
ING Franklin Templeton Founding Strategy Portfolio (Class I)	Investment Adviser: Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio II (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.
ING Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
ING LifeStyle Aggressive Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING LifeStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.
ING LifeStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING LifeStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Oppenheimer Main Street Portfolio ® (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING PIMCO Total Return Bond Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Van Kampen Capital Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term growth of capital and income.
ING Wells Fargo Small Cap Disciplined Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Neuberger Berman Partners Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Neuberger Berman Management Inc.	Seeks capital growth.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Pioneer High Yield Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell^{TM} Small Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING U.S. Bond Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
ING SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The Sub-Accounts that invest in the following Funds have been closed to new investment:
- Fidelity® VIP Investment Grade Bond Portfolio
- ING American Century Large Company Value Portfolio
- ING American Century Small-Mid Cap Value Portfolio
- ING BlackRock Large Cap Value Portfolio
- ING Clarion Real Estate Portfolio
- ING International Growth Opportunities Portfolio
- ING International Value Portfolio
- ING Legg Mason Partners Aggressive Growth Portfolio
- ING Lord Abbett Affiliated Portfolio
- ING MidCap Opportunities Portfolio
- ING Opportunistic LargeCap Portfolio
- ING PIMCO Total Return Portfolio
- ING Strategic Allocation Conservative Portfolio
- ING Strategic Allocation Growth Portfolio
- ING Strategic Allocation Moderate Portfolio

Policy owners who have Policy value allocated to one or more of the Sub-Accounts that correspond to these Funds may leave their Policy value in those Sub-Accounts, but future allocations and transfers into those Sub-Accounts are prohibited. If your most recent premium allocation instructions includes a Sub-Account that corresponds to one of these Funds, premium received that would have been allocated to a Sub-Account corresponding to one of these Funds may be automatically allocated among the other available Sub-Accounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050 or www.ingservicecenter.com. **See the "Transfers" section beginning on page 34 of your Policy prospectus for information about making allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your Policy entering the 61 day grace period and/or your Policy lapsing without value. **See the "Policy Lapse and Reinstatement" section beginning on page 32 of your Policy prospectus for more information about how to keep your Policy from lapsing and for information about how to put your Policy back in force if it has lapsed.**

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050